SIMPSON THACHER & BARTLETT LLP

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April 26, 2011

VIA EDGAR

Ms. Kate Beukenkamp, Staff Attorney

Ms. Celeste Murphy, Legal Branch Chief

Ms. Sharon Vigra, Senior Staff Accountant

Mr. Kyle Moffat, Accountant Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	VisionChina Media Inc.
Amendment No. 3 to the Form 20-F for fiscal year ended December 31, 2009
Filed June 23, 2010
File No. 001-33821

Dear Ms. Beukenkamp, Ms. Murphy, Ms. Vigra, and Mr. Moffat:

On behalf of our client, VisionChina Media Inc., a company organized under the laws of the Cayman Islands (the “Company”), we are submitting an amended version of the Company’s annual report on Form 20-F referenced above (the “Revised 20-F”) in response to the comment letter, dated April 11, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). We have arranged for hand delivery of two hard copies of the Revised 20-F along with copies of this Letter and the accompanying Annex described herein.

General

1.

We note your response to prior comment eight in your letter dated March 22, 2011, that all of you local operating partners are affiliates or subsidiaries of state-owned television stations operating under the SARFT. The senior management of the state-owned television stations consists of appointed government officials.

Leiming Chen	Philip M.J. Culhane	Chris Lin	Sinead O’Shea	Jin Hyuk Park	Youngjin Sohn	Kathryn King Sudol
Resident Partners
Admitted in New York

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SIMPSON THACHER & BARTLETT LLP

-2-	April 26, 2011

The competent government authority grants state-owned television stations the authority to review and approve the broadcasting advertisements. Please revise your filing to make clear that this is the case and expand risk factor disclosure with specificity on point where appropriate.

The Company has revised the disclosure on pages 9 and 10 of the Revised 20-F in response to the Staff’s comment.

Risk Related to Our Company and Our Industry, page 6

We have incurred net losses in the past and may incur losses in the future, page 7

2.	We note your response to comment two in our letter dated February 8, 2011 and your discussion in this response regarding non-disclosure of certain terms in your exclusive agency agreements that were heavily negotiated, disclosure of which would create a competitive disadvantage. Please discuss whether the escalation clause percentage increases in these contracts are capped. If so, disclose how many of these contracts include a maximum cap and how many do not. Please file these contracts as material contracts. See Form 20-F, Instructions as to Exhibits, 4(b)(ii).

The Company respectfully advises the Staff that the annual increases of the media cost each year under the terms of the agreements are fixed amounts. The media costs for each year are negotiated and fixed upfront at the time the agreements are signed. As a result, there is no maximum cap because the increase in the media cost is not variable.

The Company respectfully advises the Staff that it has already filed two of its exclusive agency agreements as Exhibits 4.20 and 4.21 to the Revised 20-F pursuant to the requirements of Form 20-F. The Company has not filed the other exclusive agency agreements because each of these agreements is the type that ordinarily accompanies the kind of business the Company and its subsidiaries conduct and was made in the ordinary course of business. The Company submits that it is not substantially dependent on any individual agreement that has not been filed as an exhibit to the Revised 20-F.

3.

We note your response to comment three in our letter dated February 8, 2011 including your statement that there is no standard practice in your industry regarding the annual changes in media cost. Tell us if the use of escalation clauses, specifically, is a standard practice in your industry. Also, tell us about the duration of the escalation clauses in your contracts generally, for example, if they last for the entire length of the contract or a shorter period. We note on page seven of your revised disclosure that the terms of your media contracts typically range from three to eight years.

SIMPSON THACHER & BARTLETT LLP

-3-	April 26, 2011

Tell us if all of your contracts contain an escalation clause, or not, and the number of contracts with and without this clause. We note that the terms of each agreement depend on individual negotiation of each contract.

The Company respectfully advises the Staff that to the best of its knowledge, the annual changes in the media cost is a normal practice in its industry. However, there is no industry standard regarding magnitude of the annual change in the media cost. The Company negotiates each of its exclusive agency agreements with its local operating partners on a case-by-case basis and determines the amount of the media cost for each year under the agreement through the process of negotiation. The Company further advises the Staff that all of the Company’s exclusive agency agreements contain escalation clauses to increase the media cost each year under the agreements, except for (i) two exclusive agency agreements that in aggregate accounted for less than 5% of the Company’s media cost and (ii) one exclusive agency agreement that has a fixed media cost for the first six years with an annual increase in the media cost beginning in the seventh year.

Our local operating partners may be ordered to stop their operation..., page 8

4.	We note your response to comment five in our letter dated February 8, 2011. Please provide us with the reasoning for your conclusion that you will be competitively harmed by the loss of negotiating power with local operating partners, advertising clients and competitors by the disclosure of percentage revenues earned in each city where you operate. Please disclose your percentage revenues from each city. Alternatively, provide a detailed analysis and example about how these respective parties will determine prices, unused capacity and media costs paid through disclosure of percentage of total revenues by city resulting in competitive disadvantage.

The Company respectfully advises the Staff that public disclosure of the amount of revenues from each city on an individual basis would allow the Company’s local operating partners, advertising clients and competitors to ascertain the Company’s revenues in that city, and would put the Company at a serious competitive disadvantage because (i) the Company’s local operating partner in that city would be able to ascertain where to price the advertising time sold to the Company in those cities and reduce the Company’s gross margins; (ii) the Company’s advertising customers could use such information to negotiate for lower prices in cities where the Company’s advertising clients believe that the Company has significant unused capacity; and (iii) the Company’s competitors could use such information to estimate the media cost paid by the Company in those cities and undermine the Company’s ability to renew its agreements with its local operating partners in those cities.

For example, with the information of revenue generated by the Company in any individual city, the Company’s local operating partner will be able to compare the revenue to the media cost paid by the Company in that city and estimate the Company’s gross profit in that city.

SIMPSON THACHER & BARTLETT LLP

-4-	April 26, 2011

This type of information would significantly impair the Company’s ability to fairly negotiate the media cost with the local operating partner because the local operating partner would know exactly where to price the media cost to cut the Company’s gross margins.

In addition, if the revenues from each city were disclosed on an individual basis, the Company’s advertising customers would know in which cities the Company generates lower revenues. This information would help them assess whether or not the Company has significant unused capacity in those cities. For example, if city A and city B have similar statistics but the revenue earned by the Company in city A is much higher than that in city B, this would serve as an indicator that the Company probably has significant unused capacity in city B. Using this type of information, the Company’s advertising customers would negotiate for more aggressive discounts in city B because they know that the Company has significant unused capacity in city B.

Since the Company’s customers and competitors can obtain the total amount of advertising time for each city individually, public disclosure of the revenues from each city on an individual basis would allow the Company’s customers and competitors to calculate the average selling price of advertising time in such cities. Customers that paid a higher price than the average selling price in such cities could use this information to negotiate for lower prices. Competitors could also use this information to undermine the Company’s competitive position by offering a lower price than our average selling price in such cities to our customers.

Furthermore, if the revenues from each city were disclosed on an individual basis, the Company’s competitors can estimate the media cost paid by the Company based on their experience in this industry. Using this information, the Company’s competitors could approach the Company’s local operating partners and offer to pay higher media costs, which could significantly undermine the Company’s ability to renew the agreements with its local operating partners.

For the reasons set forth above, disclosure of the Company’s revenues for any city on an individual basis would subject the Company to competitive harm and impair the Company’s ability to negotiate fairly with its local operating partners and customers.

Our local digital mobile television operating partners’ incomplete application..., page 9

5.

We note your response to comments six, seven and eight in our letter dated February 8, 2011. Amend your disclosure to discuss specifically what fees, penalties or sanctions you may be subject to should the SAIC determine your business does constitute outdoor advertising.

SIMPSON THACHER & BARTLETT LLP

-5-	April 26, 2011

Lastly, revise your disclosure to discuss the timeline for renewal or new approval of your SAIC registrations should the PRC authorities determine you are required to have SAIC approval.

The Company has revised the disclosure on page 9 of the Revised 20-F in response to the Staff’s comment.

6.	We note your response to comment eight in our letter dated February 8, 2011. In the second half of this paragraph you state, as one example, that “[y]our exclusive agency agreements with each of our local operating partners require them to comply...” On page three you refer to local operating partners as both local television stations that are direct investment entities, and mobile digital television operating companies that engage in exclusive agency agreements. Please revise the risk factor title and your disclosure to clearly state throughout this section whether you are referring to local television stations or to your local mobile digital television operating companies.

The Company has revised the disclosure on pages 3 and 9 of the Revised 20-F in response to the Staff’s comment.

7.	In light of the previous comment, please discuss any agreements in place to direct your direct investment entities to comply with all relevant laws and regulations, including obtaining any approvals necessary to legally provide advertising time to you. Disclose whether they are in writing. We note your statement both in your disclosure and in your response that your local operating partners have “expressed a willingness” to fully comply with PRC law. Please tell us in greater detail what this means.

The Company respectfully advises the Staff that among the Company’s 11 direct investment entities as of December 31, 2009, the Company entered into exclusive agency agreements with 9 of the direct investment entities. Under the terms of these agreements, the Company’s local operating partners are required to comply with all relevant laws and regulations, which would include obtaining any approvals necessary to legally provide advertising time to the Company. For the remaining 2 direct investment entities, pursuant to the joint venture agreements entered into between the Company and its local operating partners, the Company’s local operating partners are required to to comply with all relevant laws and regulations, which would include obtaining any approvals necessary to legally provide advertising time to the Company.

The Company has disclosed that its local operating partners have expressed a willingness to fully comply with PRC laws and regulations based on its conversations with its local operating partners. Although no written agreements have been signed, based on oral discussion between the Company and its local operating partners, the local operating partners have expressed a willing to register with the SAIC in the event that the competent government authority determines that such registration is required.

SIMPSON THACHER & BARTLETT LLP

-6-	April 26, 2011

If SARFT determines that the regulations on radio and television advertising..., page 10

8.	We note your response to comment nine in our letter dated February 8, 2011 including that your PRC legal counsel has advised you that the provisions of the SARFT regulation restricting advertising time does not apply to you. Please provide a detailed analysis of how this conclusion was reached and provide us with any legal opinion on same.

The Company has attached a legal opinion from its PRC counsel as Annex A hereto in response to the Staff’s comment. The detailed legal analysis has been set forth in the legal opinion.

9.	We note your response to comment 13 in our letter dated February 8, 2011 including your revised disclosure that states you are responsible for a portion of the cost associated with converting the operating systems in six cities that have not yet converted to the new standard. Please revise your disclosure to discuss if you have begun this process and how long it will take to complete, or how long you anticipate the conversion process to take once it is underway. We note your statement that you are still in the process of allocating expenses for this project with your operating partners. Lastly, please discuss any fees or penalties, monetary or otherwise, you may incur if you do not complete the conversation process in these remaining six cities by June 30, 2010.

The Company has revised the disclosure on page 11 in response to the Staff’s comment. The Company respectfully advises the Staff that the SARFT has not stipulated any fines or penalties for non-compliance with the requirement to convert to the new standard by June 30, 2010.

In certain cities, we may be required to obtain approval in order to continue..., page 11

10.	We note your response to comment 15 in our letter dated February 8, 2011. In your response you state that your PRC legal counsel has advised you that the SARFT regulations capping the percentage broadcast time that can be attributed to advertising does not apply to audio and video transmitted through closed circuit. However, in your risk factor you state that the SARFT regulation is applicable to audio-visual transmitted through closed circuit networks. Please reconcile and clearly explain how the SARFT regulation applies to your business and entities. Provide the analysis of how your PRC reached the relevant conclusion on this point.

The Company’s PRC counsel has advised that the SARFT regulation capping the percentage broadcast time that can be attributed to advertising specifically state that these regulations only apply to broadcasts by radio and television stations and do not apply to audio and video transmitted through closed circuit networks.

SIMPSON THACHER & BARTLETT LLP

-7-	April 26, 2011

The Circular Regarding Strengthening the Management of Public Audio-Video in Automobiles, Buildings and Other Public Areas issued by the SARFT, or the SARFT Circular, is a separate regulation that requires SARFT approval of all non-advertising content transmitted through closed circuit networks. The SARFT Circular does not apply to broadcasts by radio and television stations. The Company respectfully advises the Staff that these are two different SARFT regulations that apply to two different applications. The Company respectfully advises the Staff that the Company’s PRC counsel has confirmed the accuracy of the disclosure in the Revised 20-F.

F. Tabular Disclosure of Contractual Obligations, page 72

11.	We note your response to comment 28 in our letter dated February 8, 2011. We also note that the company confirms that neither the company nor any of its directors or officers is a related party of the selling parties or the six B.V.I. advertising agencies. Please tell us if at the time of the sale any of your officers or directors was a related party of the sellers or the companies including holding seats on the respective boards. If so, please revise your disclosure to discuss these relationships and the names of the selling parties related to the acquisition of the six advertising agency companies. We note your response that the sellers of these companies were PRC individuals.

The Company respectfully advises the Staff that at the time of the sale, none of its officers or directors was a related party of the sellers or the companies including holding seats on the respective boards.

12.	We note your response to comment 30 in our letter dated February 8, 2011. In the beginning of this paragraph you state that your PRC legal counsel advised you that it is “unclear” whether an equity pledge made before the effectiveness of the PRC Property Rights Law must be registered with the SAIC. Disclose a detailed analysis as to how it is “unclear.” In the last sentence of this paragraph you state that you are “not required” by any government authorities to register with the SAIC. Please reconcile with your prior statement that it is unclear.

The Company has revised the disclosure on page 85 of the Revised 20-F in response to the Staff’s comment. The Company has attached a legal opinion from its PRC counsel as Annex A hereto in response to the Staff’s comment. The detailed legal analysis has been set forth in the legal opinion.

13.	Provide us, on a supplemental basis, with a copy of your PRC legal counsel opinion, if any, advising you of the above in comment 12.

SIMPSON THACHER & BARTLETT LLP

-8-	April 26, 2011

The Company has attached a legal opinion from its PRC counsel as Annex A hereto in response to the Staff’s comment.

14.	Detail how you, CDTC and VisionChina Media Group are not required by any government authorities to register with SAIC and for what reasons this serves as the basis of your belief that you are not required by the PRC Property Rights Law to register the equity pledge with SAIC.

The Company respectfully advises the Staff that the PRC Property Rights Law states that the SAIC and its local counterparts shall be the governmental authorities that are responsible for stipulating and enforcing the procedural requirements for registering equity pledges. The Company’s PRC counsel has advised that as of the date of this letter, the SAIC has not issued any orders or notices that would require the Company, CDTC or VisionChina Media Group to register the equity pledges with SAIC. The Company’s PRC counsel has further advised that there is no requirement to register an equity pledge made before the effectiveness of the PRC Property Rights Law on October 1, 2007. As a result of the foregoing, the Company respectfully believes that it is not required to register the equity pledge with the SAIC.

15.	Further, recent public filings, where the failure of companies to submit equity pledge agreements to SAIC for review and registration for equity pledge agreements, disclosed the resulting inability of these companies to enforce these pledges in the PRC courts. Please explain how your current pledges, absent review and registration by SAIC, would be enforced. Tell us whether without registration such agreements are enforced by PRC courts of law. On a supplemental basis, please provide your legal analysis as to why the 2007 PRC Property Rights Law did not amend the preexisting system involving the PRC Property Rights Law and PRC Guarantee Law. For example, accounting for, as disclosed in your letter dated January 21, 2011, a share pledge of a limited liability company does not require any registration with SAIC or a local counterparty, but was effective soon after the share pledge was recorded or filed with the company’s Register of Shareholders.

The Company’s PRC counsel has advised that the PRC Property Rights Law, which became effective on October 1, 2007, does not stipulate or require the SAIC to retroactively review and register equity pledges that were entered into before the effectiveness of the PRC Property Rights Law. The Company’s equity pledge agreement was entered into on February 15, 2007, and at that time equity pledges were governed by the then applicable PRC Company Law and PRC Guarantee Law. To comply with the then applicable laws and regulations, the equity pledge was recorded and filed with VisionChina Media Group’s Register of Shareholders.

SIMPSON THACHER & BARTLETT LLP

-9-	April 26, 2011

Since the equity pledges were duly recorded in accordance with the then applicable PRC laws and regulations, the equity pledges already became effective and can still be legally enforced by the courts in the PRC even after the PRC Property Rights Law became effective.

The PRC Company Law and PRC Guarantee Law required that an equity pledge became effective after it was recorded or filed with the company’s Register of Shareholders. After the PRC Property Rights Laws was promulgated and became effective, it amended the preexisting system and requires registration with the SAIC as a precondition to the effectiveness of equity pledge. Based on the non-retroactivity principle of PRC laws, the new requirements stipulated in the PRC Property Rights Law shall only apply to equity pledge agreements entered into on or after October 1, 2007. An equity pledge that was duly recorded and filed pursuant to the applicable laws prior to October 1, 2007 would have already become effective at the time such equity pledge was duly recorded and filed and would still be enforceable by the courts in the PRC after the PRC Property Rights Law became effective.

3. Acquisitions, page F-19

16.	We note your response to comment 31 from our letter dated February 8, 2011 and your proposed disclosure.

a.	As we previously requested, please tell us and expand in future filings, including any amendments, to include a detailed discussion of all contingent consideration arrangements currently in effect, including the methodologies and actual multiples for each acquisition to be used to determine the amounts and timing of future payments, and any limitations on the amounts of contingent payments under each agreement.

In response to the Staff’s comment, the Company will revise the disclosure regarding its contingent consideration arrangements in its consolidated financial statements for the fiscal year ended December 31, 2010.

The Company respectfully advises the Staff that the methodology and multiples for calculation of the maximum amounts of Earn-out Consideration of the respective acquired businesses are summarized in the table below:

Acquired businesses	Methodology for calculation of Earn-out Consideration
Peak	multiple of 1.0 to 2.2 on net income before income taxes
Aim	multiple of 1.0 to 2.3 on net income before income taxes
Golden	multiple of 1.0 to 2.1 on net income before income taxes
Goldwhite	multiple of 1.0 to 2.3 on net income before income taxes
Ahead	multiple of 1.0 to 2.1 on net income before income taxes
Century	multiple of 1.0 to 2.2 on net income before income taxes

SIMPSON THACHER & BARTLETT LLP

-10-	April 26, 2011

For each acquired advertising agency business, the multiple to be applied for the calculation of the maximum Earn-out Consideration is dependent on whether the amount of net income before income taxes meets the monetary thresholds as set out in the acquisition agreement.

The maximum amounts of the Earn-out Considerations for each of the six acquisitions as set out on page F-19 are listed below:

Total maximum Earn-out Consideration:

	Peak	Aim	Golden	Goldwhite	Ahead	Century	Total
2008	22,495,063	12,682,567	8,976,319	9,365,189	12,191,410	3,727,453	69,438,001
2009	25,823,672	11,835,676	7,732,219	11,122,901	13,623,225	5,096,020	75,233,713

Earn-out Consideration is payable when the related revenues are collected. For the maximum 2008 Earn-out Consideration of $69.4 million, because part of the revenues generated in 2008 was collected in 2008, and part of such revenues was collected in 2009, the Company recorded payable of 2008 Earn-out Consideration of $33.5 million in 2008 based on the percentage of 2008 revenues collected up to December 31, 2008, and the remaining portion of 2008 Earn-out Consideration of $35.9 million became payable in 2009 when the accounts receivable as of December 31, 2008 were fully collected. For the maximum 2009 Earn-out Consideration of $75.2 million, because not all of the 2009 revenues were collected as of December 31, 2009, the Company recorded payable of 2009 Earn-out Consideration of $52.0 million in 2009 based on the percentage of 2009 revenues collected up to December 31, 2009, and the remaining 2009 Earn-out Consideration of $23.2 million became payable in 2010 and early 2011 when the accounts receivable recorded at December 31, 2009 related to the 2009 revenues were collected.

The current portion of consideration payable as of December 31, 2009 of $47.9 million was settled in 2010, and the non-current portion of consideration payable of $9.3 million will be used to offset against the deposit for acquisitions at the time when the Earn-out Consideration period is completed, which is the date when all the revenues relating to Earn-out Consideration are collected, and is expected by end of 2011.

SIMPSON THACHER & BARTLETT LLP

-11-	April 26, 2011

There is no time limit for the expiry of our liability for future contingent payments, and the contingency will be removed when all the revenues relating to Earn-out Consideration are collected.

The Company will amend the disclosures for 2009 Earn-out Consideration in its 2010 annual consolidated financial statements as follows:

“Between April 1, 2008 and August 4, 2008, the Group acquired a 100% equity interest in the following entities: Aim, Century, Golden, Goldwhite, Peak and Ahead. These six entities are investing holding companies which own six different advertising agency businesses and were acquired by the Group separately from six unrelated entities. The purpose of the acquisitions was to leverage the blue-chip customer base of the advertising planning companies and integrate their strong sales teams into the Group’s sales network to increase value for shareholders. The purchase price was comprised entirely of contingent consideration based on multiples ranging from 1.0 to 2.3 on the net income before income taxes of the respective acquired businesses, and the percentage of revenues collected. Pursuant to the terms of the acquisition agreements, the Group paid initial deposits of $16,689,988 (see note 6) in the year ended December 31, 2008. These initial deposits will be used to offset a portion of the additional consideration payable at the end of the earn-out period (see below for details on the additional consideration payable). Additional consideration is to be calculated based on the net income before income taxes of each of the businesses acquired during the period from date of acquisitions to December 31, 2008, the year ended December 31, 2009 and the year ended December 31, 2010 (the “Earn-out Consideration”).

The following tables summarize the methodology for calculation of Earn-out Consideration of the respective acquired businesses, and the maximum Earn-out Consideration amounts for years ended December 31, 2008 and 2009:

Acquired businesses	Methodology for calculation of Earn-out Consideration
Peak	multiple of 1.0 to 2.2 on net income before income taxes
Aim	multiple of 1.0 to 2.3 on net income before income taxes
Golden	multiple of 1.0 to 2.1 on net income before income taxes
Goldwhite	multiple of 1.0 to 2.3 on net income before income taxes
Ahead	multiple of 1.0 to 2.1 on net income before income taxes
Century	multiple of 1.0 to 2.2 on net income before income taxes

Total maximum Earn-out Consideration:

	Peak	Aim	Golden	Goldwhite	Ahead	Century	Total
2008	22,495,063	12,682,567	8,976,319	9,365,189	12,191,410	3,727,453	69,438,001
2009	25,823,672	11,835,676	7,732,219	11,122,901	13,623,225	5,096,020	75,233,713

SIMPSON THACHER & BARTLETT LLP

-12-	April 26, 2011

The maximum amount of Earn-out Consideration is payable with a corresponding increase to the goodwill carrying amount as and when the related revenues are collected. The Company recorded a liability for Earn-out Consideration payable based on the percentage of revenues collected. For the maximum 2008 Earn-out Consideration of $69.4 million, because part of the revenues generated in 2008 was collected in 2008, and part of such revenues was collected in 2009, the Company recorded payable of 2008 Earn-out Consideration of $33.5 million based on the percentage of 2008 revenues collected up to December 31, 2008, and the remaining portion of 2008 Earn-out Consideration of $35.9 million became payable in 2009 when the accounts receivable as of December 31, 2008 were fully collected. Similarly, for the maximum 2009 Earn-out Consideration of $75.2 million, because not all of the 2009 revenues were collected as of December 31, 2009, the Company recorded payable of 2009 Earn-out Consideration of $52.0 million in 2009 based on the percentage of 2009 revenues collected up to December 31, 2009, and the remaining 2009 Earn-out Consideration of $23.2 million became payable in 2010 and early 2011 when the accounts receivable recorded at December 31, 2009 related to the 2009 revenues were collected.

The Company settled Earn-out Consideration of $64.2 million in 2009, and the current portion of Earn-out Consideration payable as of December 31, 2009 of $47.9 million was paid in 2010. The portion of the total Earn-out Consideration that will be offset against the deposit for acquisitions has been recorded as a long-term liability because the right of offset will not exist until the Earn-out Consideration period is completed, which is the date when all the revenues relating to Earn-out Consideration are collected, and is expected by end of 2011.”

b.	Tell us how you determined the value of and amortization periods for the customer bases and non-compete agreements. We note on page F-9 that your 2008 acquisitions were in existence for periods of less than two months up to a maximum of six months. Tell us how you were able to determine the value of the customer bases when there was so little history. If you are relying on contracts, please provide us with a schedule of those contracts, indicating value, length and party with whom you are contracting and nature of services. Tell us about the cancellation provisions for each contract.

The Company respectfully advises the Staff that the six advertising agency businesses acquired by the Company in 2008 on average had an operating history of not less than 5 years in the PRC before the acquisitions.

SIMPSON THACHER & BARTLETT LLP

-13-	April 26, 2011

The six acquired entities, namely Aim, Century, Golden, Goldwhite, Peak and Ahead, were incorporated in late 2007 or early/middle 2008 in British Virgin Islands (“BVI”) by the unrelated PRC individuals, who are the original owners and the selling shareholders of these businesses, to facilitate the legal structures for the purpose of the acquisitions by the Company. Upon incorporation of these 6 entities in the BVI, the selling shareholders transferred all the resources of their advertising agency businesses as well as their respective sales teams, which were originally owned by them through companies incorporated in the PRC, to these six acquired entities.

The fair values of the customer bases and non-compete agreements on the respective dates of the acquisitions were determined by applying the income approach, and equal to the present value of the future cash flows attributable to them. The expected future cash flows were based on management’s best estimates on the assets’ future performance with reference to the historical information.

The amortization period of non-compete agreements is 10 years, which is determined pursuant to the non-compete provision as set out in the acquisition agreements signed by the Company and the respective selling shareholders. The acquisition agreements do not contain cancellation provision for the non-compete period of 10 years.

The amortization period of customer bases is 5 years, which is the expected useful live determined based on the historical customer pattern of the acquired advertising agency businesses and with reference to the useful lives of customer bases of other listed companies in a similar industry. The customer bases represent the noncontractual customer relationships, and therefore the determination of amortization period of customer bases was not relied upon the contracts on hand.

c.	Since you believe that the customer bases only have value for the next five years, tell us if the customer bases are expected to diminish at the same time that the contingent consideration will have been paid out. Tell us and disclose why you are paying the prices that you are paying for these companies that had negligible revenue in 2007.

The Company respectfully advises the Staff that it believes the customer bases have value for the next five years since the date of the respective acquisitions based on the historical customer pattern of these acquired advertising agency businesses and with reference to the useful lives of customer bases of other listed companies in a similar industry, and does not expect the customer bases to diminish when the contingent consideration is paid out.

SIMPSON THACHER & BARTLETT LLP

-14-	April 26, 2011

As indicated in the response to comment 16b above, the six advertising agency businesses acquired by the Company in 2008 on average had an operating history of not less than 5 years in the PRC before the acquisitions, and the six entities, namely Aim, Century, Golden, Goldwhite, Peak and Ahead, were incorporated in late 2007 or early/middle 2008 in BVI by the selling shareholders only to facilitate the legal structures for the purpose of the acquisitions by the Company. The fair values of the customer bases were estimated as the present values of the expected future cash flows based on management’s best estimates on the assets’ future performance with reference to the historical information. Further, the purchase price was comprised entirely of contingent consideration based on multiples on the net income before income taxes of the respective acquired businesses, and the percentage of revenues collected.

d.	Please provide all the disclosures required by paragraphs 51f. and 53c. of SFAS 141.

In response to the Staff’s comment, the Company will revise the disclosure regarding its contingent consideration arrangements in its consolidated financial statements for the fiscal year ended December 31, 2010 in accordance with paragraphs 51f. and 53c. of SFAS 141 as set out above in the response to comment 16a.

8. Fixed Assets, Net, page F-23

17.	We note that your business is heavily dependent upon media display equipment, yet the value of such equipment has increase by about 5% from 2008 to 2009. Tell us how you have sustained the growth in revenue of almost 20% with such a disproportionate increase in fixed assets.

The Company respectfully advises the Staff that the increase in the carrying value of media display equipment represented the new media display equipment purchased and installed by the Company during the year 2009 for its bus platforms in 3 of the cities in the PRC. As of December 31, 2009, other than the Company’s bus platforms in these 3 cities, pursuant to the terms of the exclusive agency agreements, the Company’s local operating partners are responsible for the capital expenditures of media display equipment. The depreciation charge of the media display equipment incurred by the Company’s local operating partners (other than those in the 3 cities as indicated above) is charged to the Company as part of the media cost paid under the relevant exclusive agency agreements. Therefore, although the value of the media display equipment recorded in the consolidated financial statements of the Company only increased by about 5% in 2009, the Company sustained the growth in revenue of almost 20% with a disproportionate increase in fixed assets.

SIMPSON THACHER & BARTLETT LLP

-15-	April 26, 2011

15. Income Taxes, page F 29

18.	We note your response to comment 32 from our letter dated February 8, 2011 and your proposed disclosure. Please expand your disclosure in your next filing or amendment to include your entire response and not just your proposed disclosure. As we previously requested, tell us what you meant when you stated in your previous response to comment 57 in your letter dated January 21, 2011 that the undistributed earnings of the VIE entities and domestic subsidiaries will be considered to be retained in the VIE affiliates and domestic subsidiaries as operating funds. Tell us in detail how you will be able to run your operations without distributions from the entities that make money.

The Company respectfully advises the Staff that the Company believes the proposed disclosure set out in its response to comment 32 in the letter March 22, 2011 is appropriate and complies with FASB ASC 740 “Income Taxes” and relevant SEC disclosure requirements. The Company will include the following disclosure in its 2010 annual consolidated financial statements as follows:

“Under US GAAP, a deferred tax liability should be recorded in respect of the undistributed earnings of the Company’s financial interest in VIE affiliates and domestic subsidiaries. The Company did not record any such deferred tax liability because the Company has means available under the PRC tax law to recover the investment in its consolidated VIE without paying income tax, including but not limited to the transfer of undistributed earnings by means of intercompany service agreements and a series of group restructuring.”

In order to provide more detailed information on the means available under the PRC tax law to recover the investment in the Company’s consolidated VIE without paying income tax, the Company has revised the disclosure on page 62 of the Revised 20-F.

When the Company previously stated that the undistributed earnings would be considering to be retained in the VIEs and domestic subsidiaries, it meant that it has no plans to distribute those funds outside the operating entities. The VIEs are the operating entities so there is no need to distribute the funds elsewhere. The Company can however transfer the undistributed earnings by means of intercompany service agreements and a series of group restructuring in a tax free manner as stated in the above revised disclosure on page 62 of the Revised 20-F.

* * *

SIMPSON THACHER & BARTLETT LLP

-16-	April 26, 2011

If you have any questions regarding the Revised 20-F, please do not hesitate to contact me at +852 2514 7650 or my colleague Asher Hsu at +852 2514 7691.

Very truly yours,

/s/ Chris Lin

Chris Lin

Enclosures

cc:	Limin Li, Chief Executive Officer Stanley Wang, Vice President of Finance (Principal Financial Officer) VisionChina Media Inc.

Deloitte Touche Tohmatsu

國浩律師集團（上海）事務所
GRANDALL LEGAL GROUP (SHANGHAI)

北京 • 上海 • 深圳 • 杭州 • 广州 • 昆明 • 天津 • 成都 • 香港

上海市南京西路 580 号南证大厦 31 层 邮编：200041
电话：(+86)(21) 5234 1668 传真：(+86)(21) 5234 1670

VisionChina Media Inc.
1/F Block No.7 Champs Elysees
Nongyuan Road, Futian District
Shenzhen 518040
People's Republic of China

April 26, 2011

Re: VisionChina Media Inc.

1. *The Interim Measures of Administration of Advertisement Broadcasting of Radio and Television in 2003*, or the Measure, became effective on January 1, 2004, of which the promulgation and effectiveness date is earlier than that of the emerging of mobile digital television industry. As to our understanding, the scope of application should not include mobile digital television operator. The mobile digital television industry is relatively new in China, there are significant uncertainties regarding the implementation and interpretation of the laws, rules and regulations applicable to mobile digital television operations, including the Measure. As the date hereof, there have been no SARFT actions, pronouncements of guidance or statements to the effect of determining that the Measure is applicable to the mobile digital televisions industry or promulgation of new rules that are similar to this regulation to specifically regulate or restrict the advertising time on mobile digital television networks. Therefore, we are of the opinion that the provisions of the Measure restricting advertising time are only applicable to traditional radio and television broadcasting, and are not applicable to mobile digital television broadcasting.

BEIJING | SHANGHAI | SHENZHEN | HANGZHOU | GUANGZHOU
KUNMING | TIANJIN | CHENGDU | HONG KONG

31st Floor, Nan Zheng Building, No. 580 West Nanjing Road, Shanghai 200041 China
Tel: (+86)(21) 5234 1668 Fax: (+86)(21) 5234 1670
Website: http://www.grandall.com.cn

1

國浩律師集團事務所
GRANDALL LEGAL GROUP

2. SARFT regulations capping the percentage broadcast time are specifically stipulating that they are applied to the advertising broadcasting conducted by radio and television station, which do not include audio or video transmitted through closed circuit networks. Therefore, we are of the opinion that the PRC regulations capping the percentage of broadcast time that can be attributed to advertising do not apply to audio-video transmitted through closed circuit networks.

3. The PRC Property Rights Law which is effective on October 1, 2007 does not stipulate or require an equity pledge made before the effectiveness of the PRC Property Rights Law must be registered with SAIC. The Company's equity pledge agreement was entered into on February 15, 2007, at which time equity pledges were governed by the then applicable PRC Company Law and PRC Guarantee Law. To comply with these two laws and regulations, the equity pledge has already been recorded and filed with VisionChina Media Group's Register of Shareholders. Since the equity pledges were duly recorded in accordance with the then applicable PRC laws and regulations, and there is no legal requirement to register an equity pledge made before the effectiveness of the PRC Property Rights Law on October 1, 2007, we believe that the equity pledges have already became effective and can still be legally enforced by the courts in the PRC even after the PRC Property Rights Law became effective.

www.grandall.com.cn
2

國浩律師集團事務所
GRANDALL LEGAL GROUP

Yours faithfully,

Grandall Legal Group (Shanghai)

www.grandall.com.cn

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